News for Immediate Release

Electrovaya Announces Closing of C$3.795 Million Private

Placement with an Institutional Investor

TORONTO, ON / ACCESSWIRE / October 1, 2021 / Electrovaya Inc. ("Electrovaya" or the "Company") (TSX: EFL) (OTCQB: EFLVF), a lithium ion battery manufacturer with industry-leading performance and substantial intellectual property, today announced that it has closed its previously announced private placement of common shares (a "Common Share" and, collectively, the "Common Shares") and warrants to purchase common shares ("Common Warrants") to a single institutional investor for aggregate gross proceeds to the Company of approximately C$3.795 million (the "Private Placement"). Pursuant to the Private Placement, the Company has issued 2,919,230 Common Shares and Common Warrants to purchase up to 1,459,615 Common Shares at a combined purchase price of C$1.30 per Common Share and associated Common Warrant. Each Common Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.60 per share at any time prior to the three-year anniversary of the closing date of the Private Placement (the "Closing Date").

A.G.P./Alliance Global Partners acted as financial advisor for the Private Placement in the United States.

In the United States, the Common Shares, Common Warrants and the shares issuable upon the exercise of the Common Warrants were offered on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and certain other jurisdictions in accordance with applicable securities laws.

No securities were offered for sale or sold in Canada.

This news release shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company nor shall there be any sale of any of the securities in any jurisdiction in Canada in connection with the Private Placement; nor shall it constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release shall not constitute an offer of securities for sale in the United States. The securities have not been, nor will be, registered under the U.S. Securities Act and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

For more information, please contact:

Investor Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX: EFL) (OTCQB: EFLVF) designs, develops and manufactures proprietary Lithium Ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking information can be identified by words or phrases such as "may", "will", "expect", "likely", "should", "would", "plan", "anticipate", "intend", "potential", "proposed", "estimate", "believe" or the negative of these terms, or other similar words, expressions, and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is based on assumptions made in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by such forward-looking statements. Such risks include, but are not limited to, that sufficient capital and financing cannot be obtained on reasonable terms, or at all, and that technologies will not prove as effective as expected. Accordingly, undue reliance should not be placed on forward-looking statements and the forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement The forward-looking statements contained herein are made as at the date hereof and are based on the beliefs, estimates, expectations, and opinions of management on such date. The Company does not undertake any obligation to update publicly or revise any such forward-looking statements or any forward-looking statements contained in any other documents whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required under applicable securities law. Readers are cautioned to consider these and other factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information.